Allspring Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

December 17, 2021

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form N-14

Accession Number: 0001081400-21-000687 (File No. 333-257096)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-257096), together with all exhibits thereto, as filed with the Commission on June 15, 2021 (Accession No. 0001081400-21-000687). The N-14 related to the reorganization of each of the Allspring Target Date Funds into the corresponding Allspring Dynamic Target Funds.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and business reasons. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14. This filing relates solely to the N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact me at 617-895-9401.

Very truly yours,
\s\ Maureen Towle
Maureen Towle